-FOR IMMEDIATE RELEASE-
ELRON ELECTRONIC INDUSTRIES ANNOUNCES
FIRST QUARTER 2009 RESULTS
•	NET LOSS ATTRIBUTABLE TO SHAREHOLDERS IN THE FIRST QUARTER OF 2009 DECREASED TO $9.8 MILLION COMPARED TO $33.7 MILLION IN THE FOURTH QUARTER OF 2008 AND $13.1 MILLION IN THE FIRST QUARTER OF 2008.

•	THE SERVICES AGREEMENT WITH DIC WAS APPROVED BY SHAREHOLDERS ON APRIL 22, 2009 AND CAME INTO EFFECT ON MAY 1, 2009.

•	DORON BIRGER RESIGNED FROM HIS POSITION AS CEO; DR. ZVIKA SLOVIN AND MR. ARI BRONSHTEIN APPOINTED CO-CEOS OF ELRON.

•	IN CONNECTION WITH THE AGREEMENT, THE COMPANY EXPECTS TO REDUCE G&A COSTS BY APPROXIMATELY $2 MILLION ON ANNUALIZED BASIS
Tel Aviv, Israel, May 14, 2009 — Elron Electronic Industries Ltd. (Nasdaq: and TASE: ELRN) (“Elron” or the “Company”) today reported financial results for the first quarter of 2009.
Elron’s net loss attributable to shareholders in the first quarter of 2009 amounted to $9.8 million, compared to $33.7 million, in the fourth quarter of 2008, and $13.1 million, in the first quarter of 2008.
The net loss reported in the first quarter of 2009 resulted mainly from $7.5 million of losses, recorded with respect to Elron’s group companies, compared to $30.9 million in the fourth quarter of 2008, and $11.1 million in the first quarter of 2008. These amounts include impairment charges in respect of Elron’s investments in certain of its group companies in the amount of $0.8 million, $15.0 million, and $0.2 million in the first quarter of 2009, the fourth quarter of 2008 and the first quarter of 2008, respectively.
Services Agreement with DIC:
On May 1, 2009, the Services Agreement entered into during the first quarter of 2009 with Discount Investment Corporation Ltd. (“DIC”), Elron’s principal shareholder, came into effect. Doron Birger resigned from his position as President and CEO and Dr. Zvika Slovin and Mr. Ari Bronshtein were appointed Co-CEOs of Elron. In connection with the agreement, Elron expects to reduce its G&A costs by approximately $2.0 million on annualized basis, net of the fee payable under the Services Agreement of approximately $1.1 million per annum. One-time charges recorded with respect to execution of the agreement amounted to approximately $0.5 million.
Liquidity, investments & Shareholders’ Equity:
As of March 31, 2009, Elron’s cash, not including cash of its subsidiaries, amounted to approximately $5.4 million compared with $4.0 million at December 31, 2008. During the first quarter of 2009 Elron invested an amount of approximately $2.3 million in its group companies. On March 10, 2009, Elron received a $3.7 million cash dividend from its investment in Given Imaging Ltd.
Subsequent to the end of the first quarter, Elron received a $3.4 million cash dividend from its investment in NetVision Ltd. and invested to date $3.4 million in its group companies. As of May 14, 2009, Elron’s cash amounted to approximately $3.1 million.
As of March 31, 2009, Elron’s long-term loans, not including loans of its subsidiaries, amounted to $37.6 million.
Shareholders’ equity attributable to shareholders at March 31, 2009, was approximately $160.5 million, which represented approximately 65% of Elron’s total assets, compared to approximately $173.8 million, which represented approximately 68% of Elron’s total assets, at December 31, 2008.
3DV Asset Sale:
On March 29, 2009, Elron’s group company, 3DV Systems Ltd., a developer of cameras and camera chipsets that capture objects in 3D, jointly held by Elron and RDC — Rafael Development Company Ltd. (“RDC”), Elron’s 50.1% held subsidiary, entered into a definitive agreement for the sale of substantially all of its assets to a third party. Pursuant to the terms of the definitive agreement, following the payment of certain expenses, proceeds to be distributed to each of Elron and RDC is expected to be up to approximately $3.0 million and $4.0 million, respectively. Elron currently expects to record a gain from the transaction of up to approximately $5.0 million. The transaction is expected to close in the second quarter of 2009. There is no assurance that this transaction will be completed.
Adoption of FAS 160:
During the first quarter, Elron adopted SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”) which establishes accounting and reporting standards for the noncontrolling interest (previously minority interest) in a subsidiary and for the deconsolidation of a subsidiary. The adoption of FAS 160 affected, among others, Elron’s accounting for allocation of losses to noncontrolling shareholders in its subsidiaries, which resulted in a decrease in Elron’s share in their net losses.
Conference Call Details:
Elron will be hosting a conference call on Monday, May 18, 2009 at 9:00 am EDT (6:00am PDT, 2:00pm UK time, 4:00 pm Israel time) to discuss its first quarter 2009 results. On the call, Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences.
     US: 1 866 527 8676, UK: 0 800 917 5108; Israel: 03 918 0650; International: +972 3 918 0650.

For your convenience, a replay of the call will be available for two days following the call. The replay numbers are: 1 877 332 1104 (US), 0 800 028 6837 (UK) and +972 3 925 5937 (International). A replay of the call will also be available from a link on Elron’s website — www.elron.com, under Investor Relations.
About Elron Electronic Industries:
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-607555
elron@elron.net
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.
**** FINANCIAL TABLES FOLLOW ****

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,802	$17,364
Short-term investments	430	—
Restricted cash	130	143
Trade receivables	1,898	1,150
Other receivables and prepaid expenses	4,738	5,772
Severance pay deposits	1,037	—
Inventories	2,135	1,999

Total current assets	27,170	26,428

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	141,264	*151,539
Investments in other companies and long-term receivables	64,292	*64,088
Severance pay deposits	1,841	2,942
Other receivables	120	—

Total investments and long-term receivables	207,517	218,569

PROPERTY AND EQUIPMENT, NET	4,493	4,582

INTANGIBLE ASSETS	7,349	7,457

Total assets	$246,529	$257,036

*	Adjusted retroactively based on APB 18, as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2009	2008
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	$3,659	$1,142
Current maturities of long-term loans from banks and others	397	2,349
Trade payables	3,283	3,829
Severance pay and retirement obligation	2,351	—
Other payables and accrued expenses	9,931	11,846

Total current liabilities	19,621	19,166

LONG-TERM LIABILITIES
Long-term loans from banks and others	40,446	35,062
Long-term loans from shareholders	7,646	6,176
Accrued severance pay and retirement obligations	2,254	4,137
Convertible Debentures	1,418	2,161
Other long term liabilities	356	—

Total long-term liabilities	52,120	47,536

EQUITY:
Shareholders’ equity:
Ordinary shares of NIS 0.003 par value; Authorized — 35,000,000 shares as of March 31, 2009 and December 31, 2008; Issued and outstanding: 29,650,017 shares as of March 31, 2009 and December 31, 2008, respectively;	9,573	9,573
Additional paid-in capital	276,364	276,286
Accumulated other comprehensive income	(2,396)	1,104
Retained earnings (accumulative deficit)	(123,064)	*(113,159)

Total shareholders’ equity	160,477	173,804
Noncontrolling interest	**14,311	**16,530

Total equity	174,788	190,334

Total liabilities and equity	$246,529	$257,036

*	Adjusted retroactively based on APB 18, as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

**	Reclassified according to FAS 160.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months			Year ended
	ended March 31,			December 31,
	2009	2008		2008
INCOME
Net revenues	$3,432		$1,032		$6,237
Equity in losses of affiliated companies, net	(2,509)		*(7,347)		*(19,866)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	25		101		(44)
Other income (expenses), net	(1,056)		*724		*(21,042)
Financial income (expenses), net	500		(311)		1,678

	392		*(5,801)		*(33,037)

COSTS AND EXPENSES
Cost of revenues	1,504		421		3,646
Research and development costs, net	5,232		5,938		29,194
Marketing and selling expenses, net	1,850		1,078		7,525
General and administrative expenses	4,417		4,659		18,832
Amortization of intangible assets and acquired in- process- research and development write-off	107		4,476		4,801

	13,110		16,572		63,998

Loss before taxes on income	(12,718)		*(22,373)		*(97,035)
Taxes on income	—		(132)		(1,269)

Net loss**	$(12,718)	$	*(22,505)	$	*(98,304)

Less: Net loss attributable to the noncontrolling interest	2,906		**9,420		**15,167

Net loss attributable to Elron’s shareholders	(9,812)		*(13,085)		*(83,137)

Net loss per share attributable to Elron’s shareholders:
Basic:
Net loss per share attributable to Elron’s shareholders	$(0.33)	$	*(0.44)	$	*(2.80)

Diluted:
Net loss per share attributable to Elron’s shareholders	$(0.33)	$	* (0.44)	$	*(2.84)

Weighted average number of Ordinary shares used in computing basic net loss per share (thousands)	29,650		29,650		29,619

Weighted average number of Ordinary shares used in computing diluted net loss per share (thousands)	29,650		29,650		29,619

*	Adjusted retroactively based on APB 18, as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

**	Reclassified according to FAS 160.